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| | **Testing the Waters Livestreams** | | **Transcripts** | |
| 2.22.2024 | https://www.youtube.com/wa | | https://docs.google.com/document/d/1YUE1v-PAR_rAAlHxSHqV7sC6Ywoc8M | |
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/mS4pAIrMjJ07A/edit

# LNBL LS Transcript 2.22.2024

hello I'm back we're having some technical difficulties it's my fault not
0:08
our producer's fault I just want to make that very clear it's entirely my fault I'm a good director I'm not a good live stream technical whiz anyway thanks for
0:16
joining us I'm Isaiah smallman director of live not by lies the documentary series coming to you from Angel
0:23
Studios very soon and uh oh boy that's my producer
0:28
Dave Dave he's messing everything up Dave Come On
0:34
Dave anyway here we are uh I'm not going to talk for long because we pre-recorded
0:40
a segment with Rod who is currently traveling and uh RJ and that's really the meat of this episode but I just
0:46
wanted to jump on I I wanted to show you guys my um ghost horse shirt here uh I
0:53
thought I'd whip that out um it's really given me a lot of inspiration I feel like a little bit of a I feel like a
0:59
little a little bit of a cowboy devoting my life to making this series not quite an outlaw but kind of a cowboy you know
1:07
living on the edge anyway it's been an incredible process
1:13
uh I'm so grateful we already have quite a few people who are expressing interest in our new campaign and that's really what this is all about we are launching
1:20
um a new campaign soon this is our opportunity to um uh yeah at angel.com
1:26
backli please go express your interest like I said we've already got quite a few people doing it and this is our
1:31
chance to uh talk to more of you spread the word even further than we've already gone before and show you that we're
1:39
pretty good at this uh if you go to our uh angel.com backli you can watch a brand new video that really lays out the
1:47

the the problem that we've already been talking about but also shows you lots of really cool stuff I'd also encourage you
1:52
to at angel.com backli poke around especially the media Gallery there's some really interesting stuff that we've
1:59
put up there um lots of pictures and things like that and uh just stay tuned because there's
2:04
going to be a lot more content coming out we actually just three days ago got uh all of our
2:12
footage back we were shooting a little 16 millimeter camera called a blex you have to like literally wind it up it's
2:18
kind of cool and uh we finally got the footage back from that it was being developed out in California literally
2:23
film we still shoot on that sometimes it looks really cool so we're going to be releasing some of that so you can see
2:28
what that looks like we didn't not have it in time uh to prepare for this but we're really excited about this whole
2:34
thing um so please go to angel.com backli express your interest we have a
2:39
lot of work left to do we made a ton of progress but this is kind of a gigantic
2:45
project to be honest it's it's it's two two movies basically um so we have a a
2:50
massive uh a massive amount of work left and we really need your support of all kinds not just Financial um please tell
2:57
your friends please go support but uh for now I'm going to stick around and I'm going to come back to do some Q&A so
3:03
please go ahead and submit your questions anywhere you're watching um make sure to submit those and I'm going
3:08
to get to them but in the meantime we've got a little segment with Rod and RJ that we're gonna show you and get into more of the stuff and then I'll be back
3:14
in a few minutes but uh enjoy and yeah tell your friends tweet it out go to angel.com
3:20
backli okay off to Rod hey everybody and welcome to the
3:27

live not by lies live stream joined with uh by my friends Isaiah smallman and Rod
3:33
rare who are uh relatively fresh off a exciting leg of production that's uh
3:40
over in Eastern Europe that we're going to get into in a second but Isaiah Rod how are you and what's
3:46
new couldn't be better well I'm coming off a week of Co so uh everything's
3:53
coming up Co over here in Budapest but um it hasn't been as bad this time as it
3:58
was the first time so I thankful for small favors yeah so you're over in Hungary
4:05
right now Isaiah is always down in Chattanooga I'm in the Nashville area and we wanted to check in with you the
4:12
fans give you some updates give you some Recaps of what's been going on and share
4:17
about what's coming next but as always we just want to say thank you for getting us to this point which we will
4:25
unpack here shortly but it's exciting that uh things have been filmed
4:30
interviews have been conducted uh we've been able to see still images and
4:35
footage of of what's already been captured and we're on the cusp of some other exciting things that we'll get
4:41
into but um you know before we get into just sort of again the recap of what's gone on and where we go from here we are
4:48
living in interesting times we continue to none of these things are going away the themes of Rod's book of the soft
4:55
totalitarianism that's encroaching uh step by step and bit by bit all around the world um I don't know I mean Rod
5:02
there's a lot of things a lot of ways we could go with this and as we were talking about before we started we're
5:07
not looking to turn this into an Alex Jones podcast but we're here to talk about the themes of encroaching
5:15
totalitarianism and uh Tech censorship and and living not by lies in an age

5:20
that seems to be filled with them everywhere but you know one thing that stood out to me recently and maybe both
5:26
of you would love for you to comment starting with Rod you know I've been tracking some of the uh you know inner
5:32
workings of the World Health Organization and there is I believe it's
5:38
in May of this year may of 2024 there will be some votes cast in The United
5:43
Nations community of essentially seeding control over to the who in the case of
5:50
any future pandemics in the case of any anything that they deem to be a public health risk and so again both of you
5:57
guys but starting with Rod you know a big a big concern of ours is how we have
6:03
seeded much of the power and autonomy and freedom in our lives over to other governing bodies willfully where in the
6:10
past maybe it was taken from us but we in the name of comfort in the name of worrying about health or other things
6:15
that there might be some legitimate concerns around that governments and other entities are starting to utilize
6:22
that never waste a crisis sort of mentality but R I don't know just any what are you experiencing over there what are you hearing in Europe about
6:28
some of these issues you know it it's it's incredible because all of the this is happening in the context of uh a
6:36
period in which the European Elites at the European Union in Brussels are uh
6:42
afraid of populism uh there will be elections uh continent wide in Europe in
6:49
June and already you're hearing people like Ursula Vander and who is the head of the European Union start to soundly
6:56
alarm that um the people are the the so-called far right you know is coming
7:03
and we have to defend our democracy and what she said I mean part of The Who
7:09

stuff that's part of it too like concentrating power within the managerial Elites uh while Ordinary
7:17
People don't understand what's happening and the people that we actually vote for
7:22
they don't seem to be doing much about it well verion gave a speech at the
7:27
Davos you know that's the big annual Gathering of the world economic Forum all the world's Elites she gave a speech
7:33
there in which she said the biggest threat to all of us now is not climate
7:39
change is not um covid or anything like that the biggest threat is
7:45
disinformation and misinformation and that's a sort of thing that ought to make you swallow
7:50
hard because she's saying that if we we good people we we uh Democrat
7:57
pro-democracy people don't control information then everything is is is
8:03
going to be threatened so I when RJ when I hear you talk about what the who is planning to do in advance of the next
8:10
Health crisis I hear it in the context of a a transnational Elite in Europe the
8:17
US and elsewhere who foresee that they are losing power they stand to lose
8:23
power to dangerous populace like the farmers who are out busy protesting in
8:28
Europe uh this late winter and they want to stop it this is something that plays
8:34
directly into what we're talking about in live not by lies the idea that we are going to be forced without even
8:41
realizing what's happening we're going to be forced to live by lies and it goes down to something as small as what is
8:47
happening with the Multiple Sclerosis Society of America I don't know if you guys saw this the MS Society fired a
8:55
90-year-old woman who was working for them because she wouldn't uh she misgendered somebody a 90y old
9:02
woman working at this charity and I mean again it's a small thing but it shows
9:08

institutional capture this is happening everywhere and we have not reached Peak
9:13
woke yet that that's why it's so important for the people who were are donating to this project to understand
9:20
that this is not something that happened addressing something that happened in the summer of Floyd in 2020 or during
9:26
the covid crisis it's still happening and it is as you say RJ it is going to
9:32
happen the next time a big crisis comes up the elites are already planning to control the
9:38
information yeah well and there's this new idea that I've seen thrown around a little bit called Mal information which
9:44
is really just a whole another level and it's basically saying now your speech could be considered not only just an
9:50
extremist idea but things you say can actually be used against you in a new way and in a new level because it's a
9:57
threat to the establishment it's a threat to the social order it's and all these things and of course we've had some some concept of that in the past as
10:05
as any society should but it it's clearly intended as an infringement on on normal Free Speech which is the
10:12
Bedrock of any democracy as we know um it's just but it's wild people are just accepting that Isaiah specifically for
10:20
you because Rod you you covered this stuff obviously you wrote a book that we're making a documentary series based
10:25
on but Isaiah I'm curious given your experiences which again we're going to get into here shortly of of what it was
10:31
like to go over and sit with folks and interview them and be in these cities that Rod wrote about um anything is as
10:38
as you as you came back home from that trip and you see headlines like this and you're reminded how did that feel does it does
10:44
it take on a new life for you personally uh to to have seen and heard the stories and then kind of start to put you know

10:52
connecting dots in terms of what we're what we're experiencing on a daily basis yeah definitely I I think one of the
10:58
things that has struck me there and has continued to stick with me
11:04
is there's this I I learning more about it there's this whole period called normalization in kind of the Soviet
11:10
world and especially I learned about it more specifically in in the Czech Republic and there was just this whole
11:16
period where like the the the sort of top down Ironclad control that was very
11:22
uh forceful and brutal wasn't necessary anymore because everybody just kind of did what they were told that in a sense
11:29
was its own dark period of that of that era and I think um in a way we're just
11:35
kind of like leapfrogging right that right to that point you know in the west it's just like yeah just everybody will
11:41
do what they're told you know and um and yet yeah to to Rod's point we're not at
11:46
Peak Peak wokeism yet um I it the irony of course is that I think we are
11:52
starting to see the cracks in it in a more obvious way even just I'll give you one very random anecdotal example that
11:58
happened and I was at a restaurant recently and I was standing outside for a minute and I was just Eve dropping on
12:03
this conversation and it was these a couple and a trans person and they were just talking about different stuff and
12:10
then this the the trans person had talked about how she was um had left a job because uh there was a hostile work
12:17
environment and all this kind of stuff and I'm not even commenting on any of that but what came up was fascinating
12:22
which was um the other guy said basically part of the issue was yeah my boss was you know talking bad
12:30

saying transphobic things about me behind my back I'm like okay well whatever again I don't know what was
12:35
said it almost doesn't matter because my point is what the next guy said was yeah it's crazy people will just they'll just
12:41
hire you because they need your identity for their bottom line they need they
12:46
hired you because they needed a trans person on their roster and you fit that category and she was like yeah I know
12:52
isn't that so crazy and I'm sitting there thinking that's exactly what they're being told to do like they're
12:59
following the rules and now they're not following the rules because they don't like it a certain way and I was like it
13:06
just hit me to hear Ultra Progressive people talking about the thing that in
13:13
my mind we're all supposed to do which is have diversity Equity inclusion whether we like it or not talking about
13:19
how villainous these people are for hiring based on the way that you look because you're look or the way you
13:25
identify and I was like where is the end of all of this bananas yeah there's no way to win and
13:31
you know I I just finished this week a brand new book called No Apologies by my
13:37
friend Katherine Brodsky Katherine is a liberal who got cancelled um she's a
13:43
Bonafide liberal who believes in free speech she got cancelled and it was miserable for her but out of that
13:48
experience she wrote a book that's just out uh a series of interviews people on
13:54
the left and the right who got canell trying to figure out what are the lessons that the rest of us need to
13:59
learn and it was extraordinary as we're in the middle of filming live not by lies to read about the kind of things
14:07
that people who came through cancellation the the lessons they learned it's the same kind of thing that

14:13
we're learning Isaiah from the people were're interviewing over here in Eastern Europe that you have got to be
14:20
brave you have got to not apologize for something you didn't do they're going to
14:26
try to make you apologize don't do it don't live by lies you need a community of strong people who will stand by you
14:33
and you've got to be willing to suffer to lose something for the sake of the truth uh and they all of these people
14:40
again on the left and the right and in the middle they all talk about what herd animals most people are that most people
14:48
will just go along to get along will conform will live by lies to protect
14:54
their comfort even so people don't even think bad about them and and um so I I
15:00
I'm excited to see no apologies though the book come out because it says to me that there are people waking up
15:07
Katherine Brodsky the author says in the introduction that her parents immigrated from the Soviet Union to Canada and her
15:15
mom and dad were telling her what's happening now here in Canada it's what we ran away from and she didn't really
15:22
believe it until it happened to her so people are waking up and this movie is going to going to really uh accelerate
15:30
that I believe yeah we got to get Catherine in the series it sounds like she'd have a great perspective for us to
15:35
share with people on in that format yeah I think it's fascinating one thing that I came back with as
15:41
well I was very much challenged by the second nature I don't
15:49
even want to call it Courage and by the way that's something that's almost a word r rod and I were kind of like where did you find the courage and they're
15:55
like what courage you just do the right thing and we're like that's not normal you know but these people they just don't but I was I was challenged by how

16:03
second nature it was for many of the people that we spoke with challenge an assumption to disagree
16:11
with someone to master just have a real
16:16
debate about something I was personally challenged by that because I realized how conditioned I've become to avoid
16:23
conflict and I'm not like again I I really try not to say things I don't
16:29
believe I you know I've worked very hard at that and yet I've realized that's still like that's a step in the right
16:35
direction but I have to even push a little bit further to starting to challenge things that I hear and what's
16:43
interesting though is it was never threatening um it was never uh it was
16:48
never aggressive or awkward to have those conversations because it wasn't
16:53
rooted in their identity it was rooted in there's an idea over here and there's an idea over here let's talk about it
16:59
whereas here if I challenge my cousin give you one example on her wild ideas
17:05
about who knows what it becomes a very very personal battle very quickly and
17:11
I'm just like don't have time for that partly because I want to I want to maintain some level of a relationship
17:16
with her and it's impossible people will cut you out of their lives if you don't agree with them and so I thought that
17:23
was something that was really encouraging and fascinating I was like oh yeah we can have debates these are
17:28
just ideas we're allowed to talk about this stuff and just because I may disagree with you that's something that came up over and over just because I may
17:34
disagree with you doesn't mean we have to hate each other that's absurd where did that idea come from and it is so
17:39

deeply ingrained in who we become as the West I think yeah you're right about that and I got to tell you I'm older
17:45
than you guys I remember when I was in college we had the old school liberalism
17:51
where people still believed in exchange of ideas something happened in the early
17:57
2000s I I think to flip that and um Chris rufo who um does incredible work
18:04
fighting wokeness he had an article that came out um a couple months back called
18:10
the cluster B society and in it he talks about how we in the west have become the
18:16
sort of society that valorizes in mainstreams the sort of um mental
18:22
illness that we see in cluster B things like btal un personality disorder Nar
18:28
narcissistic personality disorder things like that and one of the main things rufo argues about is the idea of making
18:35
all um the idea that just talking about ideas and disagreeing with someone on
18:40
the basis of their ideas amounts to personal rejection he said people with
18:45
uh border on personality disorder uh can't argue about things because they take disagreement as P personal insult
18:54
and when I read ruo sing I'm like oh my gosh we are literally crazy
18:59
so there's that behind wokeness there's the normalization of traits that we used to believe as mentally ill uh where we
19:07
we're being forced now to live by lies at the risk of you know we're having to
19:14
pretend that the crazy people among us are sa wow
19:22
yeah man there's a lot there and I'm thinking of many relatives and friends and
19:27
Neighbors as you say as you recount Chris rufo's article which uh I also
19:32
read and I'd forgotten about but that's uh very Salient point so okay now that
19:38
we've solved all the world's problems and identified them and every all that's fixed let's let's give our let's give

19:43
our our our fans our friends people who have financially uh prayerfully
19:49
supported us as we've been building out this project um uh Isaiah and the team
19:56
headed over to Eastern Europe uh a few few months back and so Isaiah if you want to get us into and then Rod you
20:01
jump in as well what did that look like give a brief recap what did you see what did you hear what what did you guys eat
20:08
most importantly in my mind and how did it all go let's let's give the fans a little taste um what we need to do is
20:15
continue to tell the story we need to go back multiple times we need to continue to dig deeper into all of these stories
20:21
so that we can bring you the most comprehensive story and so um this is a
20:26
great time for us to start to show you what we've already done I mean you know we didn't just take the money that was
20:31
entrusted to us and uh you know just eat good sausages although we did do some of
20:37
that uh we also made some incredible stuff and have some really great interviews so there's going to be a
20:42
really steady trickle of that coming out in the coming weeks and so obviously stay engag with us on socials as well
20:48
but in the meantime yeah I mean we had I don't know probably what Rod 13 14
20:54
interviews at least um as well as just some amazing opportunity to travel
20:59
around these cities Prague and Bros laava and just learn about the history
21:04
capture beautiful images that help illustrate that history um and really start to just lay the groundwork for the
21:12
process of of of uh of turning this into a story and that's really what we want to do we don't want to just give you
21:17
another history lesson we want to turn this into a story and to me it's becoming very quickly it's the story of

21:23
S soft totalitarianism here in the west and and how can we tell that story without going back to the roots of
21:29
totalitarianism in the 20th century so it's really like laying out the laying the foundation for all of that and so
21:36
much of it has been uh so terrific in terms of just we didn't have to work hard to get people to sort of help us
21:43
tell that story because they live it every day I mean that's something we've talked about a lot it it's right at the
21:49
surface for them um a lot of them are just like oh yeah like of course I'm available of course I can introduce
21:55
introduce you to this person one of my favorite things is we wanted to interview Camila biva and we'll you know
22:01
talk more about her in coming episodes and um and and content that we put out but she was like oh yeah uh while you're
22:07
here I'm going to be doing a um a a a Q&A after a Stage production about the
22:13
effects of totalitarianism and the secret police on a family unit and there was a play for children uh high school
22:20
students actually and and she was going to be speaking at that while we happen to be there it wasn't like this is something she never does it was just the
22:26
the Serendipity of that proved to me people are living this stuff and and we really should be too this should not be
22:32
some peripheral thing that we're we're thinking about sometimes and do you know we're about to go for on this next phase
22:39
of filming down to Romania to talk to people who live through communism there and Romanian communism was probably the
22:46
most brutal of all in Europe I mean just the the gags there were just unspeakable
22:52
um but um one of the um one of the the
22:58
great things uh about the the Romanians is they have a very different story to

23:03
tell I mean it's the same story ultimately but it's also a a different story you'll get to see how um how the
23:11
whole live not by lies scenario played out there and what they're dealing with now I remember the first time I went to
23:17
Romania was to do the live not by lies book tour there a couple years ago and
23:22
uh my publisher their small publisher said uh listen it's during Co we can't
23:28
do anything indoors we've got permission to meet in the backyard of a church in Bucharest we'll be lucky to get um 100
23:36
people there if we sell 50 books we'll be happy we had 500 people there and we
23:41
sold 400 books I mean it that's never happened to me anywhere in America
23:46
anywhere and the thing that blew me away about this was so many of these people
23:52
told the the my my publisher because I didn't speak Romanian they said this is the the first time we've had anybody
23:59
from the West say don't be ashamed of your Christian faith don't be ashamed of
24:05
your Traditions stand on them and I said that's so weird not even the conservative party here would would
24:11
defend them and they said no no because the conservative party here wants uh so
24:17
badly to kiss up to Europe and anything that America the American Elites and European Elites say they're all in favor
24:25
of so they're ashamed of the Romanians who believe in God and who want to
24:32
follow their traditions and so these people there today I'm not talking about 40 years ago today they find so much
24:40
comfort and inspiration from Americans who want to come hear their story so
24:47
when we go there with the cameras man you guys need to be ready it's going to bring tears to your eyes yeah yeah I
24:53

can't wait for that well one thing I was going to add this is totally on the fly so uh producer will have to forgive me
24:58
if I put us in a bind but Rod one thing I really want to do I was uh father Chad
25:04
of St Vladimir's Seminary uh here in the States was down at our Parish this past weekend and we started talking about the
25:10
project he mentioned he knows you and um anyway father Daniel of Romania came up
25:15
and and I find that he's such a fascinating guy because he's trying actively right now trying to rebuild the
25:22
Church of Romania after it was just gutted by you know or or tempted to be
25:27
gued by the Soviet by the Soviet powers that sort of empowered Chalco so I think that would be such a fascinating thing
25:33
to look at too of like how does the church get rebuilt because I have a
25:38
feeling we're going to be in the same process at some point where we really have to start looking at the the the facts of one step at a time trying to
25:46
rebuild our church networks and things like that um so anyway so yeah so just to give a quick recap and I should have
25:52
done this before we launched into this section because I know people get confused and we get messages of people people saying okay great when's the you
25:59
know where's the film what theater do I go to or whatever you know people are are busy and and not sure how this
26:05
process works but again just to recap where we stand we ran a campaign in the fall we raised a chunk of money we've
26:11
gone off to start production which you guys are have been referencing and alluding to uh uh about 1 12 or 13 days
26:19
I believe something in that range uh over in Eastern Europe the crew is now going to be going back and doing more
26:26
filming uh and in the metime uh yeah we're we're we're we're we're about to enter what you are watching now is the
26:33

commencing of another testing the waters phase where we generate interest and we see who wants to see more of this
26:38
content so it's all sort of building this this pirate ship that we can all Sail on the Seas together uh but for now
26:47
and uh in the most you know our most immediate future is planning this next trip to go back to Eastern Europe to sit
26:53
with more folks to gather more but as as Isaiah as you said we're going to be releasing seen beautiful stuff to show
26:59
people what we've already captured and uh the hope is here that by the end of
27:04
all these processes and if you've been a previous investor or crowdfunder you know in Angel you get how this works but
27:10
for those who haven't is it's taking bites of the Apple you know we'd love
27:16
we'd all live to live in a world where they you know all the money's just there and you go off and make a project but when you're doing it in a community like
27:22
this and you're building a fan base and you're building trust and you're providing content uh it it it takes a
27:27
little bit more time and work and we're happy to do that um just you know in terms of moving this conversation along
27:34
and not wanting to take up too much more of our fans times Isaiah what yeah what are some other things you are excited
27:40
about uh technically speaking what what what does it look like to to to not only what the filming we've done what does
27:46
the next round look like and where do you see the story going from here what excites you about what comes next yeah
27:53
definitely I mean one of the most practical things that I'm working on right now is we we shot a lot of footage
27:58
and we're coming back and and I'm working with our very talented assistant editor Aaron to start to catalog at all
28:05

and anyone who's ever worked on a large scale research project knows that you know the foundation of the research is
28:12
that phase is ridiculously important and so I'm trying to take that very seriously so that we don't have gems
28:17
kind of slip through the cracks and um a lot of what that looks like is I'm going through and transcribing interviews and
28:23
we're getting some of them translated when necessary and we're um cataloging everything that we've done and just
28:28
making sure that all of it's right there uh and I'm actually hoping to make I want to make a little behind the scenes video um that sort of shows you my
28:36
screen so that you can actually see like where all the footage lives and how we sort of approach a project like this
28:41
it's actually pretty fascinating I think to just sort of um it's a little bit like the note card approach you know
28:47
when you were in high school and you had to write a research paper it's just that instead of note cards there's like you know hourlong interviews that need to be
28:54
broken into chunks and things like that um so that's something I'm working on right now but yeah in terms of next steps I mean we're really excited about
29:02
um I mean Romania is a big part of this story going forward I think as is uh you know hungry lots of other places but um
29:08
yeah we're identifying priorities we're putting stuff together so that we can continue to gain more support and build
29:14
a bigger following and yeah we're trying to figure out how again how do we tell
29:20
this as a story how do we make this really compelling so that all of you when when you finally have this finished
29:26
product at your fingertips are just ready and excited to share this with people who you know who
29:32
need to see this and really we want this to be a practical useful thing that that helps people um not only learn their
29:38
history but then be empowered to organize and to to stand up against this

29:43
that's right and you know one one thing that excites me about this next round of filming that uh I guess it excites me
29:50
for a negative reason but it's important is what's happening in Great Britain in the UK we had talked about going going
29:57
there um to do some interviews with some folks who've stood up for the faith uh
30:03
against a lot of pressure but things have gotten so much worse there uh in
30:08
the past couple of months since all the since October 7th frankly the uh Hamas
30:14
Massacre of the Israelis uh in the UK we have seen radical Muslims marching by
30:21
the tens of thousands the police unwilling to say anything about them even though they're call for the deaths
30:27
of Jews but the police at the same time cracking down on Christians who oppose
30:34
this you know Christians who preach in public Christians who pray near abortion
30:40
clinics and so on and so forth it's getting really really bad there and um
30:45
as much as I hate to see that uh I'm excited that we will the same people we
30:50
we are always are going to interview they'll be there and I have a couple of more who are involved in this who are
30:56
try Christians who are trying to sound the alarm like this is happening here we are losing our religious liberty very
31:03
very quickly things are accelerating there and um it's important that Americans see this I I want us to in
31:10
this film to be a voice of advocacy for our British brothers and sisters in the
31:17
faith but also a voice of warning like that what happens in Britain is not going to stay in Britain it's moving
31:24
fast into Canada now and it's going to come to the United States also I I
31:30
didn't didn't even tell you guys this I found out that we at The Institute that I I work at here in Budapest at Think

31:36
Tank The danub Institute we're holding a free speech conference on March 18th you
31:42
might be over here then py renin will be there she is the brave Lutheran woman
31:49
former State Minister Member of Parliament in Finland who has been through two trials AC quitted twice in
31:56
Finland on hate crimes charges for quoting the Bible the pro she's been
32:01
acquitted twice the prosecutor there is so full of hatred for the faith and so
32:07
vindictive that they're going to put her on trial a third time py is the most
32:13
gentle faith-filled woman uh we need to get her on camera to talk about the fact
32:19
that this can and will happen in a liberal democracy like
32:25
Finland wow I is shocking yeah it speaks to the urgency
32:31
of this subject matter and what we are trying to accomplish so um yeah to thank
32:37
you for sharing that and and we will absolutely be tracking her story and I wasn't aware of that but um as you say
32:44
it's not it's not staying put these ideas are
32:49
uh are fluid right they they are transnational they cross borders and boundaries and when intellectual Elites
32:56
political El uh start to see that other countries are getting away with things like that it only entices and encourages them to
33:02
maybe pursue uh similar policies well let's let's wrap up here shortly but I want to end on something of a fun
33:10
lighter note Rod you know obviously you're well versed in media being
33:15
interviewed all that sort of thing but this as I understand I mean this is the first documentary film project that you're a part of that you're what was it
33:22
like to watch the film crew come over for your book to come to life for for
33:27

the guys to get to meet people that you interviewed and you care so much about how much fun was that to see all this
33:33
really you know come into actual existence and not just Theory anymore you know it it part of it was fun I'm
33:40
not going to lie about that but mostly it it really touched my heart because there's one it's one thing to tell the
33:46
stories of these people on the printed page I tried my best to do a good job with it I think I did about as good a
33:53
job as anybody can with the written word but it's so different to be there in the
34:00
apartment where all of these brave men and women of the resistance in Prague for example met the apartment hasn't
34:08
changed since the end of the Cold War we're talking about Camila bova's apartment and to hear the voices of
34:14
these people this sweet woman Camila biva she's got this mousy little voice but she is an iron lady she was tough as
34:22
nails and I I think that it's going to be a completely different experience
34:27
for the people who like the book live not by lies to actually see the faces and hear the voices and see the streets
34:35
on which all of this happened uh Isaiah and the crew went to the place on wies
34:41
slot Square there in Prague where in I think it was 1968 or 69 a young early 69
34:48
I think yeah a young student named Yan poock set him d himself with gasoline
34:53
and set himself on fire to protest the Soviet occupation of his Country and this was a Monumental um event in the
35:02
life of that nation that this young man sacrificed himself for the country they
35:07
have marked the place where his body lay it is a holy place to the Czech people
35:13
we got to go there and see that and film it and man why I get chills just thinking about it now Americans need to
35:20

need to be shown it because you know what we did not get shown this after the
35:25
Cold War ended all of that history was swept under a rug why I don't know it
35:31
was convenient to some people to not pay attention to it you got to pay attention because the these the very stones in
35:38
lenes square have lessons for us man that's so powerful and I love
35:44
that story and then I was chuckling to myself of how I teed that up for let's end on a lighter moment and share
35:52
guy but no that's it's I I didn't mean to make light of it at all I I just and you captured it so well and that's a
35:58
great answer and I you know I I just I'm excited for us for you for your fans
36:04
that that this is happening that you know things are being filmed experiences are being had I know our cinematographer
36:10
Brad not to throw him under the bus but he had an emotional moment of connectivity with his family you know
36:16
being in in the in the basement where the printing press was hidden and other things like that and just it's it's
36:22
thrilling and I'm sure there's so many fans watching this and who've been following us and we'll continue to that it's like wow I read this book a few
36:29
years ago and now the guys are there bringing it to life well well here's the light moment in all this it's just it's
36:35
such an occasion of joy and gratitude to God that finally this story is being
36:41
magnified the book sold 200,000 copies in the US but this film is going to tell
36:49
these same stories in an even more powerful way to a vastly larger audience
36:55
and you know you just you get tears in your eyes not because it's sad but because by by the grace of God and by
37:02
the generosity of those who donate to make this possible these people are not
37:07

going to these these brave men and women who stood in the breach and would not live by lies and would not Bend and
37:14
yield to the Communists stood there and took it for the sake of Christ their stories will not be forgotten they're
37:21
not going to go down the memory hole they're going to be preserved forever in film and and you just got to sit back
37:28
and say thank you Lord and thank you to all of you who have been so generous to us because we're all in this together
37:35
you know this is the church being the church yeah I love it is you good no I
37:40
was gonna say take us out here any parting words any parting thoughts and also if you want to you know give the
37:46
audience a little encouragement of what what we need from here on out you know continued support Etc but yeah take us
37:52
out yeah I all I was going to add is Rod's right I mean it's it's we we really owe as always I mean we we
38:00
shouldn't ever go a minute without attempting to be grateful but you know this is such a giant thing that I'm so
38:07
grateful for right now and I'm grateful for it personally I mean I can't imagine working on a more meaningful project and the fact that I could to be a part of
38:14
this and and helmet is is humbling and honoring and it's just it's just great but um I'm grateful as a citizen I I I
38:21
I'm tired of I'm tired of trying to have this conversation with people in an abstract way I I want to sit them down I
38:27
want to show it to them and I'm antsy to get this thing done I I I want this to exist I'm making this for people like me
38:34
and people like rod and RJ and all of you who are watching this right now I know all of you feel the same way we
38:41
need tools and to Rod's point I mean the book was a raging success but at the same time it's very difficult to get
38:47

people to connect with stories um that are written now it's not to say some people don't I love it but there are
38:52
people who are not going to do that and I think this could reach a whole another group of people that's really exciting
38:58
um and again it'll be a fresh experience for people who read the book um it will be completely new as Rod pointed out so
39:05
I'm really excited about that and yeah I'm ansy to keep going so this phase really is about saying once
39:12
again you are supporting this project we need your support we're not done um the
39:17
first campaign was very successful but it was not complete and so what we're asking for is additional support now the
39:24
beauty of this is I think we've done a lot to show everyone at this point that we're not uh not only not charlatans but
39:31
that we're not incompetent I mean and and look as a filmmaker I know this is hard I'm skeptical of people's ability
39:38
to pull this kind of thing off it's Rod saw it's quite a production oh um and a lot of stars have to align for it to
39:45
actually work out I'm telling you it's working out great and and it's not that I was ever like oh it's not going to work out but you just never quite know
39:52
but when we were on the ground everything was clicking the people the subjects the crew the stories all of it
39:58
was coming together and that to me as a filmmaker I know how rare that is we found that this is something we have to
40:05
keep going on and the benefit for this round of support you get to see part of what we've already done you don't have
40:11
to take this risk on this completely hypothetical thing we've shown we are incredibly trustworthy we're incredibly
40:18
professional we're incredibly driven and we are going to make this happen all we need is your financial support and your
40:23

prayers and for you to tell your friends please do that for us because this is so important and we're going to do our part
40:29
but we really need you to join us awesome well thank you guys great to catch up and we'll be back more uh in
40:37
the coming weeks we'll be back with a bunch of stuff and things that we've been alluding to you'll get to see
40:42
images video Etc but yes please angel.com tell your friends share it on Twitter
40:50
Facebook and if if if you're so inclined um click the support button and let us know um what you're able to contribute
40:57
to our efforts here but yeah thanks for tuning in and we'll we'll talk to you soon thank you everybody yes thank you
41:08
guys we're back hello everyone hope you enjoyed that discussion I know I
41:14
did Rod's such a great so I mean you know RJ's a great guy but just love
41:19
Rod's Vibe anyway I think we have some fun questions to dig into I've not
41:26
looked at really what we've got but I think Micah has him ready and I am ready
41:32
to be on the hot seat John Peterson says do you guys have any projections of when
41:37
you hope to come out with the first part great question John I want to answer this carefully
41:45
because this is live I later this year I'm G to go with
41:50
that later this year you know sometime later this year I honestly it depends on
41:55
how much how much support we can get right now um it depends on you know how how our travels go
42:03
um one thing we are debating is do we release it all at once do we release it in chunks that is uh to be determined I
42:10
think we're just trying to figure out what's the best thing for the project right now but um I'm gonna go with later
42:16
this year as a hope not a promise next
42:22

question MJ if this upside in if this upside don't gets more chaotic is there
42:27
a plan you've decided on one where you can keep going great question and I'm
42:33
assuming that's kind of in reference to the project
42:39
specifically yeah I that's part of why we want to get the we want to get everything filmed ASAP you know I I
42:46
mean gosh it's so funny BEC well it's not funny at all it's it I I I can feel
42:52
myself thinking don't be alarmist when I say these things to myself but like who knows we might not be able to like
42:58
we already can't go to Russia we can't really go to Ukraine I mean who knows what could happen um who who knows what might end
43:05
up being off limits um I I I try not to think too much about it but yeah who
43:10
knows uh how freely we would be able to distribute this series um I don't really
43:18
know and so um I'm I'm trusting that we live in the kind of country where we're
43:24
ways away from really getting shut down but as we've said before I mean we we've had we've been through the
43:30
ringer with things I did not expect like our ads getting cancelled you know they're like this is this is uh they
43:36
they just take them off you know and we're like what what why you know and it's because it's like too political or
43:41
something and we're and we're we're just saying things that are like yeah maybe communism is not a great
43:47
way to go and apparently that's too political you'd be shocked at what was considered too political thankfully our
43:53
torch video seems to get through I don't know how so anyway there's some weird yeah I think we just got to keep
43:58
trucking we with Grassroots you know that's why we need the crowd that's why we need all of you guys we need your
44:04

support because um you know we want to make this thing uncan and I think we're well on our way
44:11
that's part of the reason we're so excited to have angel on our side you know Angel knows how to deal with some of this um some of these Shenanigans and
44:18
uh and we're committed to doing it and we're you know we're committing to seeing this through no matter what
44:23
happens but again you know we want to do right we want to do it in a way that this is going to
44:29
be a a meaty beautiful longlasting
44:35
piece that people are just thrilled to have around and and show their kids and show in schools and churches um and to
44:42
do that we do need some more time we need more travel we need more support so um you know on a personal
44:48
level you know I'm just thinking I gotta I gotta get organized you know I got to
44:55
know what what I think I got to know what I believe I got to know what's going on here I got to be careful um
45:01
like we were discussing not to fall uh sort of unconsciously into some of these
45:07
patterns and these thought patterns that are starting to rule people's lives so
45:13
that's kind of a two-part answer for you okay next
45:19
question Mary Joe Parks what's the most challenging aspect of conducting these
45:25
interviews great question there's sort of a practical side of this which is okay here's how we
45:32
do the interviews I had this fun idea I don't know if this is a thing that other people do necessarily but my idea was we
45:37
have a translator because a lot of these interviews are in Czech Slovak they'll be in Romanian I don't speak any of these so
45:45
so what we did is we have a we have um you know our whole crew is in one room okay and then we have a translator
45:51

sitting in another room somewhere far enough away that their uh sound is not gonna come into the mics and then I have
45:57
an earpiece Rod has an earpiece rod and I kind of tag team some of the interviews and uh and our translator
46:06
gets a feed of what the person is saying so that they can translate and they have their own mic okay and then um and then
46:15
we have a fixer typically in any country weing and they also or our sound person is kind of acting as the in room
46:20
translator okay so here's how it goes I say tell me about your childhood or whatever you know great question just
46:27
kidding and they and they go off and check and I have no idea what they're saying but immediately the translator
46:33
start translating and that goes into my earpiece right now what's hard about and
46:39
and actually it records a track because they have a mic so now I have the translated recording now what's hard
46:45
about that is a translating in real time is incredibly difficult and even when you have a very high level professional
46:51
translator it's not perfect you know and and there's anywhere from like a three to 15-second delay because you don't
46:57
think about it when we're talking but sometimes it takes a minute to get to the point and when languages
47:03
are uh organized differently you have to kind of wait for them to finish before
47:08
you actually know how to turn it into the other language and so I'm sitting there trying to be an engaging conversation
47:14
partner but I'm anywhere from three to maybe sometimes even more like 15
47:19
seconds behind and so then they stop talking and I just have to sort of say okay hold on ah yes yes yes and then I
47:27
say it and so point is generating the authenticity of the moments is very
47:32

challenging but it's something that we've gotten a lot better at even just with a couple tries and what I love
47:38
about it is it's much more authentic than the typical method which is a translator right in the room and I say my question they translate it but then
47:44
they have to keep stopping the person you know they have to say hold on I can't can't remember three minutes of
47:51
you monologuing but sometimes that's where you get the best stuff you want them to be able to be natural you don't want them to be remembering constantly
47:57
that they're in a movie you want them to be thinking that they're sitting down having coffee with a a nice young man who wants to hear their story so that's
48:04
been one of the most challenging things but it's a it's overall a very positive thing and I'm very excited about what it's going to bring to the series it's
48:10
kind of an Innovative method that we that we were trying out and but you know beyond that these are just these are
48:16
heavy subjects these are things that people are eager to talk about but it's it's hard you know it's hard to dig into
48:23
these things day after day and um you know to make people feel comfortable discussing them um it's it's
48:32
kind of hard to get people to be comfortable on camera when they're talking about nothing so getting them to
48:38
share these things uh can be challenging but again I think we're making great progress rod and I both have worked hard
48:43
at learning how to interview and learning how to make people feel comfortable so that's probably the most challenging thing is sort of the
48:49
language cultural barrier but there's other aspects of it too okay next
48:54
question Emily says my favorite question is are
49:02
you having fun directing this project Emily I'm so glad you asked yes I am I'm
49:08
having the time of my life I don't know that I've ever had more fun directing a project than when we were in Europe um I

49:15
will be honest these parts of this phase the kind of waiting phase there I am I'm
49:20
director Isaiah smallman these kind of waiting phases are difficult um I love
49:27
being on set I love being in kind of the hustle and getting new stuff um I am
49:34
very antsy to start editing I'm not going to promise that I'm editing it I
49:40
am an editor by trade so I'm I'm debating whether or not I'm gonna edit this but anyway
49:46
um I am ansy to start editing but you know the thing is is I I want to wait and
49:52
see what the story shapes into and I've got a I don't know it's long it's like a
49:58
30 page outline of what I think the story is going to be but I've made enough movies now that I know that it's
50:06
better to kind of just let the dust settle a little bit get a little distance from things find out what story
50:13
is kind of bubbling up to the surface and not impose your will on it all the time and so that's something I'm
50:19
really trying to do so the patience part is hard for me I am very excited to get back to your but no I'm having a fun fun
50:25
fun fun time and honestly part of it because I have such a great team like an awesome team I love everyone on the crew
50:32
I love our UPN our production manager I love our DP I love our other camera guy
50:38
I love Rod I love Dave who's our producer I love RJ who's our producer like honestly a lot of the stuff I've
50:46
made I've done a lot of these roles by myself not all of them but a lot and so
50:51
these waiting periods in between big production phases have been very difficult because it's a lot of me sitting around by myself and I don't
50:58
have Dave to call and say Dave we got to get back on the road what was you know what's gonna happen with this and he's
51:04

like it's all fine Z don't worry about it that's what happens now that that doesn't always happen sometimes it's
51:10
just me talking about rambling around in this office here just getting uh getting
51:16
overwhelmed so I am having an absolute blast and honestly I I've never made a thing where I get to connect with the
51:21
audience before it's made I it's an absolutely incredible experience I mean the last documentary I made um i' I've
51:29
gotten to share with a few audiences at festivals but um you know I've worked I I've been working on that thing for
51:34
going on four years and barely anyone's seen it because I haven't uh distributed yet and so it's and I have so much
51:42
energy when I come away from those conversations and so things like this like this live stream are such a great opportunity for me to get to connect
51:48
with people and I am just so grateful for that privilege but I mean what a cool thing I get to do I get to go to
51:53
Europe I get to interview these great Heroes um I get to tell a story I care about I
51:58
I I can't imagine anything that would be more fun than this so yes I'm absolutely having a blast okay next
52:08
question one more question I'm being told Perfect all right oh it came up and then
52:16
disappeared Katherine says what are the biggest challenges coming your way in the next stages of creating the series
52:21
great question biggest challenges uh other than the things that are kind of out of
52:26
our control you know like geopolitical craziness um biggest challenges
52:36
are well it's it's again it's this big unwieldy story and the beauty of this is that we
52:45
have absolutely no shortage not even close to a shortage of Amazing Stories
52:52
and amazing subjects and amazing his historical moments to dig into and amazing contemporary moments to dig into
52:59

every week something comes up in a news article or someone sends me something or Rod's having a discussion with somebody
53:05
about somebody who would be an amazing subject because they just recently got cancelled
53:10
unjustly or because they are being like we mentioned because they're being um
53:15
you know uh prosecuted for basically being a Christian you know that kind of thing
53:22
that's coming up a lot and so now part of the challenge is like how do we decide what's the most important thing
53:29
you know we're going to Romania Romania is a big place you know we're going to go to aod and Timmy shora uh which is
53:35
going to be really exciting it's kind of the the place where the revolution began we've got some really great connections there to some people who have been
53:41
running an orphanage um for a long time to sort of save kids out of the classic Romanian style horror orphanage um than
53:50
they've been there for a long time but but there's so many more stories in every country
53:55
has such a different story and such a different version of what totalitarianism looked like and how
54:01
they've recovered from it let alone every person within that country and so the biggest challenge we have right now
54:07
is deciding what's the most important Next Step not necessarily what's the most important Next
54:14
Step next next next step but the next step like immediately what what's going
54:19
to make not the cut but what's going to make the schedule it's very difficult to
54:25
de side because we are so blessed to have so many supportive subjects so many
54:31
um supportive uh Partners who are saying the here's another thing you could look
54:36
at and so as a director and as a producing team we we really have to we can't go everywhere I wish we could I
54:42
wish we could um spend three years filming and just make like a 20p part series but that's just not not realistic

54:49
so a lot of it the biggest challenge is just kind of smushing it all into uh a shootable schedule and a
54:56
cohesive story but um I thank you all so much for coming um Micah also let me
55:03
know that there was a question about um my my ghost horse shirt and I just wanted to say I don't know where you can
55:09
buy this ghost horse shirt it's a Wrangler brand I can tell you that but I bought it on a
55:15
porch there was a person selling clothes on their porch and I bought it from
55:22
their porch yes there we go danne says where did I buy the ghost short Dane you got
55:28
to find a porch in Chattanooga selling this and there was may have only ever been one this could be the only one of
55:35
these that actually exists I don't know for sure I don't have any evidence to the contrary though anyway on that note
55:43
I am so grateful for all of you for tuning in if you're catching this after the fact on YouTube or Facebook or
55:49
anywhere else um it's not too late to ask questions uh please go ahead and do that and go to angel.com back SL Liv
55:55
we've had a lot of people supporting just during this live stream um I'm overwhelmed by the support we've already
56:02
received in previous campaigns and I really think we can do even uh bigger numbers on this one because you know
56:09
thousand like I don't know how many thousands but
56:14
I want to say like we're getting close to double digits if not past of genuine
56:20
supporters uh financial and just in other areas and that is an amazing
56:25
number but we would just love to keep driving it up because um that's how we're going to yeah again kind of
56:31
survive no matter what happens uh and be able to bring this series to you no matter what takes place so we are so

56:37
grateful for your support angel.com backli go there now if you haven't already uh express your support and um
56:43
tell your friends we'll be putting out some new content follow us on Facebook that's a great way to stay in touch Instagram we're putting out lots of
56:50
great stuff and and like I said I'm really excited to start releasing some of this 16 millimeter film it's pretty cool and at some point soon I want to do
56:57
a little video if you're interested in kind of the behind the scenes stuff this is a little nerdy but I want to sort of show you how all the editing works and
57:03
all that kind of stuff I proba already mentioned that but anyway thank you guys so much and uh we'll be back soon with
57:10
more I remember standing on a street corner in Moscow talking to a white-haired elderly Russian Baptist
57:17
pastor a man whose father and the fathers of all the men in his community when they were little were taken away by
57:24
St and sent to Siberia he said go back to America and tell the church if you're
57:30
not prepared to suffer for your faith then your faith is worthless well what
57:35
did he mean by that through every generation of Christianity even today in
57:40
countries like Egypt in the Muslim world and in China Christians are suffering for their faith it is vital that we get
57:48
this eyewitness testimony on camera so people in our country will not forget
57:54
history that they'll know history and they'll learn from history so that we can build the resistance now while we
58:01
still have the freedom to do So eventually this whole system of Lies will fall apart but it will take longer
58:07
for it to fall apart if people are afraid to stand up for the truth people
58:13
are afraid to have the courage to resist to say you do to me whatever you can I
58:20
will not live by lives

58:47
[Music]

# LNBL LS Transcript 2.22.2024

hello I'm back we're having some technical difficulties it's my fault not
0:08
our producer's fault I just want to make that very clear it's entirely my fault I'm a good director I'm not a good live stream technical whiz anyway thanks for
0:16
joining us I'm Isaiah smallman director of live not by lies the documentary series coming to you from Angel
0:23
Studios very soon and uh oh boy that's my producer
0:28
Dave Dave he's messing everything up Dave Come On
0:34
Dave anyway here we are uh I'm not going to talk for long because we pre-recorded
0:40
a segment with Rod who is currently traveling and uh RJ and that's really the meat of this episode but I just
0:46
wanted to jump on I I wanted to show you guys my um ghost horse shirt here uh I
0:53
thought I'd whip that out um it's really given me a lot of inspiration I feel like a little bit of a I feel like a
0:59
little a little bit of a cowboy devoting my life to making this series not quite an outlaw but kind of a cowboy you know
1:07
living on the edge anyway it's been an incredible process
1:13
uh I'm so grateful we already have quite a few people who are expressing interest in our new campaign and that's really what this is all about we are launching
1:20
um a new campaign soon this is our opportunity to um uh yeah at angel.com
1:26
backli please go express your interest like I said we've already got quite a few people doing it and this is our
1:31
chance to uh talk to more of you spread the word even further than we've already gone before and show you that we're
1:39
pretty good at this uh if you go to our uh angel.com backli you can watch a brand new video that really lays out the
1:47

the the problem that we've already been talking about but also shows you lots of really cool stuff I'd also encourage you
1:52
to at angel.com backli poke around especially the media Gallery there's some really interesting stuff that we've
1:59
put up there um lots of pictures and things like that and uh just stay tuned because there's
2:04
going to be a lot more content coming out we actually just three days ago got uh all of our
2:12
footage back we were shooting a little 16 millimeter camera called a blex you have to like literally wind it up it's
2:18
kind of cool and uh we finally got the footage back from that it was being developed out in California literally
2:23
film we still shoot on that sometimes it looks really cool so we're going to be releasing some of that so you can see
2:28
what that looks like we didn't not have it in time uh to prepare for this but we're really excited about this whole
2:34
thing um so please go to angel.com backli express your interest we have a
2:39
lot of work left to do we made a ton of progress but this is kind of a gigantic
2:45
project to be honest it's it's it's two two movies basically um so we have a a
2:50
massive uh a massive amount of work left and we really need your support of all kinds not just Financial um please tell
2:57
your friends please go support but uh for now I'm going to stick around and I'm going to come back to do some Q&A so
3:03
please go ahead and submit your questions anywhere you're watching um make sure to submit those and I'm going
3:08
to get to them but in the meantime we've got a little segment with Rod and RJ that we're gonna show you and get into more of the stuff and then I'll be back
3:14
in a few minutes but uh enjoy and yeah tell your friends tweet it out go to angel.com
3:20
backli okay off to Rod hey everybody and welcome to the
3:27

live not by lies live stream joined with uh by my friends Isaiah smallman and Rod
3:33
rare who are uh relatively fresh off a exciting leg of production that's uh
3:40
over in Eastern Europe that we're going to get into in a second but Isaiah Rod how are you and what's
3:46
new couldn't be better well I'm coming off a week of Co so uh everything's
3:53
coming up Co over here in Budapest but um it hasn't been as bad this time as it
3:58
was the first time so I thankful for small favors yeah so you're over in Hungary
4:05
right now Isaiah is always down in Chattanooga I'm in the Nashville area and we wanted to check in with you the
4:12
fans give you some updates give you some Recaps of what's been going on and share
4:17
about what's coming next but as always we just want to say thank you for getting us to this point which we will
4:25
unpack here shortly but it's exciting that uh things have been filmed
4:30
interviews have been conducted uh we've been able to see still images and
4:35
footage of of what's already been captured and we're on the cusp of some other exciting things that we'll get
4:41
into but um you know before we get into just sort of again the recap of what's gone on and where we go from here we are
4:48
living in interesting times we continue to none of these things are going away the themes of Rod's book of the soft
4:55
totalitarianism that's encroaching uh step by step and bit by bit all around the world um I don't know I mean Rod
5:02
there's a lot of things a lot of ways we could go with this and as we were talking about before we started we're
5:07
not looking to turn this into an Alex Jones podcast but we're here to talk about the themes of encroaching
5:15
totalitarianism and uh Tech censorship and and living not by lies in an age

5:20
that seems to be filled with them everywhere but you know one thing that stood out to me recently and maybe both
5:26
of you would love for you to comment starting with Rod you know I've been tracking some of the uh you know inner
5:32
workings of the World Health Organization and there is I believe it's
5:38
in May of this year may of 2024 there will be some votes cast in The United
5:43
Nations community of essentially seeding control over to the who in the case of
5:50
any future pandemics in the case of any anything that they deem to be a public health risk and so again both of you
5:57
guys but starting with Rod you know a big a big concern of ours is how we have
6:03
seeded much of the power and autonomy and freedom in our lives over to other governing bodies willfully where in the
6:10
past maybe it was taken from us but we in the name of comfort in the name of worrying about health or other things
6:15
that there might be some legitimate concerns around that governments and other entities are starting to utilize
6:22
that never waste a crisis sort of mentality but R I don't know just any what are you experiencing over there what are you hearing in Europe about
6:28
some of these issues you know it it's it's incredible because all of the this is happening in the context of uh a
6:36
period in which the European Elites at the European Union in Brussels are uh
6:42
afraid of populism uh there will be elections uh continent wide in Europe in
6:49
June and already you're hearing people like Ursula Vander and who is the head of the European Union start to soundly
6:56
alarm that um the people are the the so-called far right you know is coming
7:03
and we have to defend our democracy and what she said I mean part of The Who
7:09

stuff that's part of it too like concentrating power within the managerial Elites uh while Ordinary
7:17
People don't understand what's happening and the people that we actually vote for
7:22
they don't seem to be doing much about it well verion gave a speech at the
7:27
Davos you know that's the big annual Gathering of the world economic Forum all the world's Elites she gave a speech
7:33
there in which she said the biggest threat to all of us now is not climate
7:39
change is not um covid or anything like that the biggest threat is
7:45
disinformation and misinformation and that's a sort of thing that ought to make you swallow
7:50
hard because she's saying that if we we good people we we uh Democrat
7:57
pro-democracy people don't control information then everything is is is
8:03
going to be threatened so I when RJ when I hear you talk about what the who is planning to do in advance of the next
8:10
Health crisis I hear it in the context of a a transnational Elite in Europe the
8:17
US and elsewhere who foresee that they are losing power they stand to lose
8:23
power to dangerous populace like the farmers who are out busy protesting in
8:28
Europe uh this late winter and they want to stop it this is something that plays
8:34
directly into what we're talking about in live not by lies the idea that we are going to be forced without even
8:41
realizing what's happening we're going to be forced to live by lies and it goes down to something as small as what is
8:47
happening with the Multiple Sclerosis Society of America I don't know if you guys saw this the MS Society fired a
8:55
90-year-old woman who was working for them because she wouldn't uh she misgendered somebody a 90y old
9:02
woman working at this charity and I mean again it's a small thing but it shows
9:08

institutional capture this is happening everywhere and we have not reached Peak
9:13
woke yet that that's why it's so important for the people who were are donating to this project to understand
9:20
that this is not something that happened addressing something that happened in the summer of Floyd in 2020 or during
9:26
the covid crisis it's still happening and it is as you say RJ it is going to
9:32
happen the next time a big crisis comes up the elites are already planning to control the
9:38
information yeah well and there's this new idea that I've seen thrown around a little bit called Mal information which
9:44
is really just a whole another level and it's basically saying now your speech could be considered not only just an
9:50
extremist idea but things you say can actually be used against you in a new way and in a new level because it's a
9:57
threat to the establishment it's a threat to the social order it's and all these things and of course we've had some some concept of that in the past as
10:05
as any society should but it it's clearly intended as an infringement on on normal Free Speech which is the
10:12
Bedrock of any democracy as we know um it's just but it's wild people are just accepting that Isaiah specifically for
10:20
you because Rod you you covered this stuff obviously you wrote a book that we're making a documentary series based
10:25
on but Isaiah I'm curious given your experiences which again we're going to get into here shortly of of what it was
10:31
like to go over and sit with folks and interview them and be in these cities that Rod wrote about um anything is as
10:38
as you as you came back home from that trip and you see headlines like this and you're reminded how did that feel does it does
10:44
it take on a new life for you personally uh to to have seen and heard the stories and then kind of start to put you know

10:52
connecting dots in terms of what we're what we're experiencing on a daily basis yeah definitely I I think one of the
10:58
things that has struck me there and has continued to stick with me
11:04
is there's this I I learning more about it there's this whole period called normalization in kind of the Soviet
11:10
world and especially I learned about it more specifically in in the Czech Republic and there was just this whole
11:16
period where like the the the sort of top down Ironclad control that was very
11:22
uh forceful and brutal wasn't necessary anymore because everybody just kind of did what they were told that in a sense
11:29
was its own dark period of that of that era and I think um in a way we're just
11:35
kind of like leapfrogging right that right to that point you know in the west it's just like yeah just everybody will
11:41
do what they're told you know and um and yet yeah to to Rod's point we're not at
11:46
Peak Peak wokeism yet um I it the irony of course is that I think we are
11:52
starting to see the cracks in it in a more obvious way even just I'll give you one very random anecdotal example that
11:58
happened and I was at a restaurant recently and I was standing outside for a minute and I was just Eve dropping on
12:03
this conversation and it was these a couple and a trans person and they were just talking about different stuff and
12:10
then this the the trans person had talked about how she was um had left a job because uh there was a hostile work
12:17
environment and all this kind of stuff and I'm not even commenting on any of that but what came up was fascinating
12:22
which was um the other guy said basically part of the issue was yeah my boss was you know talking bad
12:30

saying transphobic things about me behind my back I'm like okay well whatever again I don't know what was
12:35
said it almost doesn't matter because my point is what the next guy said was yeah it's crazy people will just they'll just
12:41
hire you because they need your identity for their bottom line they need they
12:46
hired you because they needed a trans person on their roster and you fit that category and she was like yeah I know
12:52
isn't that so crazy and I'm sitting there thinking that's exactly what they're being told to do like they're
12:59
following the rules and now they're not following the rules because they don't like it a certain way and I was like it
13:06
just hit me to hear Ultra Progressive people talking about the thing that in
13:13
my mind we're all supposed to do which is have diversity Equity inclusion whether we like it or not talking about
13:19
how villainous these people are for hiring based on the way that you look because you're look or the way you
13:25
identify and I was like where is the end of all of this bananas yeah there's no way to win and
13:31
you know I I just finished this week a brand new book called No Apologies by my
13:37
friend Katherine Brodsky Katherine is a liberal who got cancelled um she's a
13:43
Bonafide liberal who believes in free speech she got cancelled and it was miserable for her but out of that
13:48
experience she wrote a book that's just out uh a series of interviews people on
13:54
the left and the right who got canell trying to figure out what are the lessons that the rest of us need to
13:59
learn and it was extraordinary as we're in the middle of filming live not by lies to read about the kind of things
14:07
that people who came through cancellation the the lessons they learned it's the same kind of thing that

14:13
we're learning Isaiah from the people were're interviewing over here in Eastern Europe that you have got to be
14:20
brave you have got to not apologize for something you didn't do they're going to
14:26
try to make you apologize don't do it don't live by lies you need a community of strong people who will stand by you
14:33
and you've got to be willing to suffer to lose something for the sake of the truth uh and they all of these people
14:40
again on the left and the right and in the middle they all talk about what herd animals most people are that most people
14:48
will just go along to get along will conform will live by lies to protect
14:54
their comfort even so people don't even think bad about them and and um so I I
15:00
I'm excited to see no apologies though the book come out because it says to me that there are people waking up
15:07
Katherine Brodsky the author says in the introduction that her parents immigrated from the Soviet Union to Canada and her
15:15
mom and dad were telling her what's happening now here in Canada it's what we ran away from and she didn't really
15:22
believe it until it happened to her so people are waking up and this movie is going to going to really uh accelerate
15:30
that I believe yeah we got to get Catherine in the series it sounds like she'd have a great perspective for us to
15:35
share with people on in that format yeah I think it's fascinating one thing that I came back with as
15:41
well I was very much challenged by the second nature I don't
15:49
even want to call it Courage and by the way that's something that's almost a word r rod and I were kind of like where did you find the courage and they're
15:55
like what courage you just do the right thing and we're like that's not normal you know but these people they just don't but I was I was challenged by how

16:03
second nature it was for many of the people that we spoke with challenge an assumption to disagree
16:11
with someone to master just have a real
16:16
debate about something I was personally challenged by that because I realized how conditioned I've become to avoid
16:23
conflict and I'm not like again I I really try not to say things I don't
16:29
believe I you know I've worked very hard at that and yet I've realized that's still like that's a step in the right
16:35
direction but I have to even push a little bit further to starting to challenge things that I hear and what's
16:43
interesting though is it was never threatening um it was never uh it was
16:48
never aggressive or awkward to have those conversations because it wasn't
16:53
rooted in their identity it was rooted in there's an idea over here and there's an idea over here let's talk about it
16:59
whereas here if I challenge my cousin give you one example on her wild ideas
17:05
about who knows what it becomes a very very personal battle very quickly and
17:11
I'm just like don't have time for that partly because I want to I want to maintain some level of a relationship
17:16
with her and it's impossible people will cut you out of their lives if you don't agree with them and so I thought that
17:23
was something that was really encouraging and fascinating I was like oh yeah we can have debates these are
17:28
just ideas we're allowed to talk about this stuff and just because I may disagree with you that's something that came up over and over just because I may
17:34
disagree with you doesn't mean we have to hate each other that's absurd where did that idea come from and it is so
17:39

deeply ingrained in who we become as the West I think yeah you're right about that and I got to tell you I'm older
17:45
than you guys I remember when I was in college we had the old school liberalism
17:51
where people still believed in exchange of ideas something happened in the early
17:57
2000s I I think to flip that and um Chris rufo who um does incredible work
18:04
fighting wokeness he had an article that came out um a couple months back called
18:10
the cluster B society and in it he talks about how we in the west have become the
18:16
sort of society that valorizes in mainstreams the sort of um mental
18:22
illness that we see in cluster B things like btal un personality disorder Nar
18:28
narcissistic personality disorder things like that and one of the main things rufo argues about is the idea of making
18:35
all um the idea that just talking about ideas and disagreeing with someone on
18:40
the basis of their ideas amounts to personal rejection he said people with
18:45
uh border on personality disorder uh can't argue about things because they take disagreement as P personal insult
18:54
and when I read ruo sing I'm like oh my gosh we are literally crazy
18:59
so there's that behind wokeness there's the normalization of traits that we used to believe as mentally ill uh where we
19:07
we're being forced now to live by lies at the risk of you know we're having to
19:14
pretend that the crazy people among us are sa wow
19:22
yeah man there's a lot there and I'm thinking of many relatives and friends and
19:27
Neighbors as you say as you recount Chris rufo's article which uh I also
19:32
read and I'd forgotten about but that's uh very Salient point so okay now that
19:38
we've solved all the world's problems and identified them and every all that's fixed let's let's give our let's give

19:43
our our our fans our friends people who have financially uh prayerfully
19:49
supported us as we've been building out this project um uh Isaiah and the team
19:56
headed over to Eastern Europe uh a few few months back and so Isaiah if you want to get us into and then Rod you
20:01
jump in as well what did that look like give a brief recap what did you see what did you hear what what did you guys eat
20:08
most importantly in my mind and how did it all go let's let's give the fans a little taste um what we need to do is
20:15
continue to tell the story we need to go back multiple times we need to continue to dig deeper into all of these stories
20:21
so that we can bring you the most comprehensive story and so um this is a
20:26
great time for us to start to show you what we've already done I mean you know we didn't just take the money that was
20:31
entrusted to us and uh you know just eat good sausages although we did do some of
20:37
that uh we also made some incredible stuff and have some really great interviews so there's going to be a
20:42
really steady trickle of that coming out in the coming weeks and so obviously stay engag with us on socials as well
20:48
but in the meantime yeah I mean we had I don't know probably what Rod 13 14
20:54
interviews at least um as well as just some amazing opportunity to travel
20:59
around these cities Prague and Bros laava and just learn about the history
21:04
capture beautiful images that help illustrate that history um and really start to just lay the groundwork for the
21:12
process of of of uh of turning this into a story and that's really what we want to do we don't want to just give you
21:17
another history lesson we want to turn this into a story and to me it's becoming very quickly it's the story of

21:23
S soft totalitarianism here in the west and and how can we tell that story without going back to the roots of
21:29
totalitarianism in the 20th century so it's really like laying out the laying the foundation for all of that and so
21:36
much of it has been uh so terrific in terms of just we didn't have to work hard to get people to sort of help us
21:43
tell that story because they live it every day I mean that's something we've talked about a lot it it's right at the
21:49
surface for them um a lot of them are just like oh yeah like of course I'm available of course I can introduce
21:55
introduce you to this person one of my favorite things is we wanted to interview Camila biva and we'll you know
22:01
talk more about her in coming episodes and um and and content that we put out but she was like oh yeah uh while you're
22:07
here I'm going to be doing a um a a a Q&A after a Stage production about the
22:13
effects of totalitarianism and the secret police on a family unit and there was a play for children uh high school
22:20
students actually and and she was going to be speaking at that while we happen to be there it wasn't like this is something she never does it was just the
22:26
the Serendipity of that proved to me people are living this stuff and and we really should be too this should not be
22:32
some peripheral thing that we're we're thinking about sometimes and do you know we're about to go for on this next phase
22:39
of filming down to Romania to talk to people who live through communism there and Romanian communism was probably the
22:46
most brutal of all in Europe I mean just the the gags there were just unspeakable
22:52
um but um one of the um one of the the
22:58
great things uh about the the Romanians is they have a very different story to

23:03
tell I mean it's the same story ultimately but it's also a a different story you'll get to see how um how the
23:11
whole live not by lies scenario played out there and what they're dealing with now I remember the first time I went to
23:17
Romania was to do the live not by lies book tour there a couple years ago and
23:22
uh my publisher their small publisher said uh listen it's during Co we can't
23:28
do anything indoors we've got permission to meet in the backyard of a church in Bucharest we'll be lucky to get um 100
23:36
people there if we sell 50 books we'll be happy we had 500 people there and we
23:41
sold 400 books I mean it that's never happened to me anywhere in America
23:46
anywhere and the thing that blew me away about this was so many of these people
23:52
told the the my my publisher because I didn't speak Romanian they said this is the the first time we've had anybody
23:59
from the West say don't be ashamed of your Christian faith don't be ashamed of
24:05
your Traditions stand on them and I said that's so weird not even the conservative party here would would
24:11
defend them and they said no no because the conservative party here wants uh so
24:17
badly to kiss up to Europe and anything that America the American Elites and European Elites say they're all in favor
24:25
of so they're ashamed of the Romanians who believe in God and who want to
24:32
follow their traditions and so these people there today I'm not talking about 40 years ago today they find so much
24:40
comfort and inspiration from Americans who want to come hear their story so
24:47
when we go there with the cameras man you guys need to be ready it's going to bring tears to your eyes yeah yeah I
24:53

can't wait for that well one thing I was going to add this is totally on the fly so uh producer will have to forgive me
24:58
if I put us in a bind but Rod one thing I really want to do I was uh father Chad
25:04
of St Vladimir's Seminary uh here in the States was down at our Parish this past weekend and we started talking about the
25:10
project he mentioned he knows you and um anyway father Daniel of Romania came up
25:15
and and I find that he's such a fascinating guy because he's trying actively right now trying to rebuild the
25:22
Church of Romania after it was just gutted by you know or or tempted to be
25:27
gued by the Soviet by the Soviet powers that sort of empowered Chalco so I think that would be such a fascinating thing
25:33
to look at too of like how does the church get rebuilt because I have a
25:38
feeling we're going to be in the same process at some point where we really have to start looking at the the the facts of one step at a time trying to
25:46
rebuild our church networks and things like that um so anyway so yeah so just to give a quick recap and I should have
25:52
done this before we launched into this section because I know people get confused and we get messages of people people saying okay great when's the you
25:59
know where's the film what theater do I go to or whatever you know people are are busy and and not sure how this
26:05
process works but again just to recap where we stand we ran a campaign in the fall we raised a chunk of money we've
26:11
gone off to start production which you guys are have been referencing and alluding to uh uh about 1 12 or 13 days
26:19
I believe something in that range uh over in Eastern Europe the crew is now going to be going back and doing more
26:26
filming uh and in the metime uh yeah we're we're we're we're we're about to enter what you are watching now is the
26:33

commencing of another testing the waters phase where we generate interest and we see who wants to see more of this
26:38
content so it's all sort of building this this pirate ship that we can all Sail on the Seas together uh but for now
26:47
and uh in the most you know our most immediate future is planning this next trip to go back to Eastern Europe to sit
26:53
with more folks to gather more but as as Isaiah as you said we're going to be releasing seen beautiful stuff to show
26:59
people what we've already captured and uh the hope is here that by the end of
27:04
all these processes and if you've been a previous investor or crowdfunder you know in Angel you get how this works but
27:10
for those who haven't is it's taking bites of the Apple you know we'd love
27:16
we'd all live to live in a world where they you know all the money's just there and you go off and make a project but when you're doing it in a community like
27:22
this and you're building a fan base and you're building trust and you're providing content uh it it it takes a
27:27
little bit more time and work and we're happy to do that um just you know in terms of moving this conversation along
27:34
and not wanting to take up too much more of our fans times Isaiah what yeah what are some other things you are excited
27:40
about uh technically speaking what what what does it look like to to to not only what the filming we've done what does
27:46
the next round look like and where do you see the story going from here what excites you about what comes next yeah
27:53
definitely I mean one of the most practical things that I'm working on right now is we we shot a lot of footage
27:58
and we're coming back and and I'm working with our very talented assistant editor Aaron to start to catalog at all
28:05

and anyone who's ever worked on a large scale research project knows that you know the foundation of the research is
28:12
that phase is ridiculously important and so I'm trying to take that very seriously so that we don't have gems
28:17
kind of slip through the cracks and um a lot of what that looks like is I'm going through and transcribing interviews and
28:23
we're getting some of them translated when necessary and we're um cataloging everything that we've done and just
28:28
making sure that all of it's right there uh and I'm actually hoping to make I want to make a little behind the scenes video um that sort of shows you my
28:36
screen so that you can actually see like where all the footage lives and how we sort of approach a project like this
28:41
it's actually pretty fascinating I think to just sort of um it's a little bit like the note card approach you know
28:47
when you were in high school and you had to write a research paper it's just that instead of note cards there's like you know hourlong interviews that need to be
28:54
broken into chunks and things like that um so that's something I'm working on right now but yeah in terms of next steps I mean we're really excited about
29:02
um I mean Romania is a big part of this story going forward I think as is uh you know hungry lots of other places but um
29:08
yeah we're identifying priorities we're putting stuff together so that we can continue to gain more support and build
29:14
a bigger following and yeah we're trying to figure out how again how do we tell
29:20
this as a story how do we make this really compelling so that all of you when when you finally have this finished
29:26
product at your fingertips are just ready and excited to share this with people who you know who
29:32
need to see this and really we want this to be a practical useful thing that that helps people um not only learn their
29:38
history but then be empowered to organize and to to stand up against this

29:43
that's right and you know one one thing that excites me about this next round of filming that uh I guess it excites me
29:50
for a negative reason but it's important is what's happening in Great Britain in the UK we had talked about going going
29:57
there um to do some interviews with some folks who've stood up for the faith uh
30:03
against a lot of pressure but things have gotten so much worse there uh in
30:08
the past couple of months since all the since October 7th frankly the uh Hamas
30:14
Massacre of the Israelis uh in the UK we have seen radical Muslims marching by
30:21
the tens of thousands the police unwilling to say anything about them even though they're call for the deaths
30:27
of Jews but the police at the same time cracking down on Christians who oppose
30:34
this you know Christians who preach in public Christians who pray near abortion
30:40
clinics and so on and so forth it's getting really really bad there and um
30:45
as much as I hate to see that uh I'm excited that we will the same people we
30:50
we are always are going to interview they'll be there and I have a couple of more who are involved in this who are
30:56
try Christians who are trying to sound the alarm like this is happening here we are losing our religious liberty very
31:03
very quickly things are accelerating there and um it's important that Americans see this I I want us to in
31:10
this film to be a voice of advocacy for our British brothers and sisters in the
31:17
faith but also a voice of warning like that what happens in Britain is not going to stay in Britain it's moving
31:24
fast into Canada now and it's going to come to the United States also I I
31:30
didn't didn't even tell you guys this I found out that we at The Institute that I I work at here in Budapest at Think

31:36
Tank The danub Institute we're holding a free speech conference on March 18th you
31:42
might be over here then py renin will be there she is the brave Lutheran woman
31:49
former State Minister Member of Parliament in Finland who has been through two trials AC quitted twice in
31:56
Finland on hate crimes charges for quoting the Bible the pro she's been
32:01
acquitted twice the prosecutor there is so full of hatred for the faith and so
32:07
vindictive that they're going to put her on trial a third time py is the most
32:13
gentle faith-filled woman uh we need to get her on camera to talk about the fact
32:19
that this can and will happen in a liberal democracy like
32:25
Finland wow I is shocking yeah it speaks to the urgency
32:31
of this subject matter and what we are trying to accomplish so um yeah to thank
32:37
you for sharing that and and we will absolutely be tracking her story and I wasn't aware of that but um as you say
32:44
it's not it's not staying put these ideas are
32:49
uh are fluid right they they are transnational they cross borders and boundaries and when intellectual Elites
32:56
political El uh start to see that other countries are getting away with things like that it only entices and encourages them to
33:02
maybe pursue uh similar policies well let's let's wrap up here shortly but I want to end on something of a fun
33:10
lighter note Rod you know obviously you're well versed in media being
33:15
interviewed all that sort of thing but this as I understand I mean this is the first documentary film project that you're a part of that you're what was it
33:22
like to watch the film crew come over for your book to come to life for for
33:27

the guys to get to meet people that you interviewed and you care so much about how much fun was that to see all this
33:33
really you know come into actual existence and not just Theory anymore you know it it part of it was fun I'm
33:40
not going to lie about that but mostly it it really touched my heart because there's one it's one thing to tell the
33:46
stories of these people on the printed page I tried my best to do a good job with it I think I did about as good a
33:53
job as anybody can with the written word but it's so different to be there in the
34:00
apartment where all of these brave men and women of the resistance in Prague for example met the apartment hasn't
34:08
changed since the end of the Cold War we're talking about Camila bova's apartment and to hear the voices of
34:14
these people this sweet woman Camila biva she's got this mousy little voice but she is an iron lady she was tough as
34:22
nails and I I think that it's going to be a completely different experience
34:27
for the people who like the book live not by lies to actually see the faces and hear the voices and see the streets
34:35
on which all of this happened uh Isaiah and the crew went to the place on wies
34:41
slot Square there in Prague where in I think it was 1968 or 69 a young early 69
34:48
I think yeah a young student named Yan poock set him d himself with gasoline
34:53
and set himself on fire to protest the Soviet occupation of his Country and this was a Monumental um event in the
35:02
life of that nation that this young man sacrificed himself for the country they
35:07
have marked the place where his body lay it is a holy place to the Czech people
35:13
we got to go there and see that and film it and man why I get chills just thinking about it now Americans need to
35:20

need to be shown it because you know what we did not get shown this after the
35:25
Cold War ended all of that history was swept under a rug why I don't know it
35:31
was convenient to some people to not pay attention to it you got to pay attention because the these the very stones in
35:38
lenes square have lessons for us man that's so powerful and I love
35:44
that story and then I was chuckling to myself of how I teed that up for let's end on a lighter moment and share
35:52
guy but no that's it's I I didn't mean to make light of it at all I I just and you captured it so well and that's a
35:58
great answer and I you know I I just I'm excited for us for you for your fans
36:04
that that this is happening that you know things are being filmed experiences are being had I know our cinematographer
36:10
Brad not to throw him under the bus but he had an emotional moment of connectivity with his family you know
36:16
being in in the in the basement where the printing press was hidden and other things like that and just it's it's
36:22
thrilling and I'm sure there's so many fans watching this and who've been following us and we'll continue to that it's like wow I read this book a few
36:29
years ago and now the guys are there bringing it to life well well here's the light moment in all this it's just it's
36:35
such an occasion of joy and gratitude to God that finally this story is being
36:41
magnified the book sold 200,000 copies in the US but this film is going to tell
36:49
these same stories in an even more powerful way to a vastly larger audience
36:55
and you know you just you get tears in your eyes not because it's sad but because by by the grace of God and by
37:02
the generosity of those who donate to make this possible these people are not
37:07

going to these these brave men and women who stood in the breach and would not live by lies and would not Bend and
37:14
yield to the Communists stood there and took it for the sake of Christ their stories will not be forgotten they're
37:21
not going to go down the memory hole they're going to be preserved forever in film and and you just got to sit back
37:28
and say thank you Lord and thank you to all of you who have been so generous to us because we're all in this together
37:35
you know this is the church being the church yeah I love it is you good no I
37:40
was gonna say take us out here any parting words any parting thoughts and also if you want to you know give the
37:46
audience a little encouragement of what what we need from here on out you know continued support Etc but yeah take us
37:52
out yeah I all I was going to add is Rod's right I mean it's it's we we really owe as always I mean we we
38:00
shouldn't ever go a minute without attempting to be grateful but you know this is such a giant thing that I'm so
38:07
grateful for right now and I'm grateful for it personally I mean I can't imagine working on a more meaningful project and the fact that I could to be a part of
38:14
this and and helmet is is humbling and honoring and it's just it's just great but um I'm grateful as a citizen I I I
38:21
I'm tired of I'm tired of trying to have this conversation with people in an abstract way I I want to sit them down I
38:27
want to show it to them and I'm antsy to get this thing done I I I want this to exist I'm making this for people like me
38:34
and people like rod and RJ and all of you who are watching this right now I know all of you feel the same way we
38:41
need tools and to Rod's point I mean the book was a raging success but at the same time it's very difficult to get
38:47

people to connect with stories um that are written now it's not to say some people don't I love it but there are
38:52
people who are not going to do that and I think this could reach a whole another group of people that's really exciting
38:58
um and again it'll be a fresh experience for people who read the book um it will be completely new as Rod pointed out so
39:05
I'm really excited about that and yeah I'm ansy to keep going so this phase really is about saying once
39:12
again you are supporting this project we need your support we're not done um the
39:17
first campaign was very successful but it was not complete and so what we're asking for is additional support now the
39:24
beauty of this is I think we've done a lot to show everyone at this point that we're not uh not only not charlatans but
39:31
that we're not incompetent I mean and and look as a filmmaker I know this is hard I'm skeptical of people's ability
39:38
to pull this kind of thing off it's Rod saw it's quite a production oh um and a lot of stars have to align for it to
39:45
actually work out I'm telling you it's working out great and and it's not that I was ever like oh it's not going to work out but you just never quite know
39:52
but when we were on the ground everything was clicking the people the subjects the crew the stories all of it
39:58
was coming together and that to me as a filmmaker I know how rare that is we found that this is something we have to
40:05
keep going on and the benefit for this round of support you get to see part of what we've already done you don't have
40:11
to take this risk on this completely hypothetical thing we've shown we are incredibly trustworthy we're incredibly
40:18
professional we're incredibly driven and we are going to make this happen all we need is your financial support and your
40:23

prayers and for you to tell your friends please do that for us because this is so important and we're going to do our part
40:29
but we really need you to join us awesome well thank you guys great to catch up and we'll be back more uh in
40:37
the coming weeks we'll be back with a bunch of stuff and things that we've been alluding to you'll get to see
40:42
images video Etc but yes please angel.com tell your friends share it on Twitter
40:50
Facebook and if if if you're so inclined um click the support button and let us know um what you're able to contribute
40:57
to our efforts here but yeah thanks for tuning in and we'll we'll talk to you soon thank you everybody yes thank you
41:08
guys we're back hello everyone hope you enjoyed that discussion I know I
41:14
did Rod's such a great so I mean you know RJ's a great guy but just love
41:19
Rod's Vibe anyway I think we have some fun questions to dig into I've not
41:26
looked at really what we've got but I think Micah has him ready and I am ready
41:32
to be on the hot seat John Peterson says do you guys have any projections of when
41:37
you hope to come out with the first part great question John I want to answer this carefully
41:45
because this is live I later this year I'm G to go with
41:50
that later this year you know sometime later this year I honestly it depends on
41:55
how much how much support we can get right now um it depends on you know how how our travels go
42:03
um one thing we are debating is do we release it all at once do we release it in chunks that is uh to be determined I
42:10
think we're just trying to figure out what's the best thing for the project right now but um I'm gonna go with later
42:16
this year as a hope not a promise next
42:22

question MJ if this upside in if this upside don't gets more chaotic is there
42:27
a plan you've decided on one where you can keep going great question and I'm
42:33
assuming that's kind of in reference to the project
42:39
specifically yeah I that's part of why we want to get the we want to get everything filmed ASAP you know I I
42:46
mean gosh it's so funny BEC well it's not funny at all it's it I I I can feel
42:52
myself thinking don't be alarmist when I say these things to myself but like who knows we might not be able to like
42:58
we already can't go to Russia we can't really go to Ukraine I mean who knows what could happen um who who knows what might end
43:05
up being off limits um I I I try not to think too much about it but yeah who
43:10
knows uh how freely we would be able to distribute this series um I don't really
43:18
know and so um I'm I'm trusting that we live in the kind of country where we're
43:24
ways away from really getting shut down but as we've said before I mean we we've had we've been through the
43:30
ringer with things I did not expect like our ads getting cancelled you know they're like this is this is uh they
43:36
they just take them off you know and we're like what what why you know and it's because it's like too political or
43:41
something and we're and we're we're just saying things that are like yeah maybe communism is not a great
43:47
way to go and apparently that's too political you'd be shocked at what was considered too political thankfully our
43:53
torch video seems to get through I don't know how so anyway there's some weird yeah I think we just got to keep
43:58
trucking we with Grassroots you know that's why we need the crowd that's why we need all of you guys we need your
44:04

support because um you know we want to make this thing uncan and I think we're well on our way
44:11
that's part of the reason we're so excited to have angel on our side you know Angel knows how to deal with some of this um some of these Shenanigans and
44:18
uh and we're committed to doing it and we're you know we're committing to seeing this through no matter what
44:23
happens but again you know we want to do right we want to do it in a way that this is going to
44:29
be a a meaty beautiful longlasting
44:35
piece that people are just thrilled to have around and and show their kids and show in schools and churches um and to
44:42
do that we do need some more time we need more travel we need more support so um you know on a personal
44:48
level you know I'm just thinking I gotta I gotta get organized you know I got to
44:55
know what what I think I got to know what I believe I got to know what's going on here I got to be careful um
45:01
like we were discussing not to fall uh sort of unconsciously into some of these
45:07
patterns and these thought patterns that are starting to rule people's lives so
45:13
that's kind of a two-part answer for you okay next
45:19
question Mary Joe Parks what's the most challenging aspect of conducting these
45:25
interviews great question there's sort of a practical side of this which is okay here's how we
45:32
do the interviews I had this fun idea I don't know if this is a thing that other people do necessarily but my idea was we
45:37
have a translator because a lot of these interviews are in Czech Slovak they'll be in Romanian I don't speak any of these so
45:45
so what we did is we have a we have um you know our whole crew is in one room okay and then we have a translator
45:51

sitting in another room somewhere far enough away that their uh sound is not gonna come into the mics and then I have
45:57
an earpiece Rod has an earpiece rod and I kind of tag team some of the interviews and uh and our translator
46:06
gets a feed of what the person is saying so that they can translate and they have their own mic okay and then um and then
46:15
we have a fixer typically in any country weing and they also or our sound person is kind of acting as the in room
46:20
translator okay so here's how it goes I say tell me about your childhood or whatever you know great question just
46:27
kidding and they and they go off and check and I have no idea what they're saying but immediately the translator
46:33
start translating and that goes into my earpiece right now what's hard about and
46:39
and actually it records a track because they have a mic so now I have the translated recording now what's hard
46:45
about that is a translating in real time is incredibly difficult and even when you have a very high level professional
46:51
translator it's not perfect you know and and there's anywhere from like a three to 15-second delay because you don't
46:57
think about it when we're talking but sometimes it takes a minute to get to the point and when languages
47:03
are uh organized differently you have to kind of wait for them to finish before
47:08
you actually know how to turn it into the other language and so I'm sitting there trying to be an engaging conversation
47:14
partner but I'm anywhere from three to maybe sometimes even more like 15
47:19
seconds behind and so then they stop talking and I just have to sort of say okay hold on ah yes yes yes and then I
47:27
say it and so point is generating the authenticity of the moments is very
47:32

challenging but it's something that we've gotten a lot better at even just with a couple tries and what I love
47:38
about it is it's much more authentic than the typical method which is a translator right in the room and I say my question they translate it but then
47:44
they have to keep stopping the person you know they have to say hold on I can't can't remember three minutes of
47:51
you monologuing but sometimes that's where you get the best stuff you want them to be able to be natural you don't want them to be remembering constantly
47:57
that they're in a movie you want them to be thinking that they're sitting down having coffee with a a nice young man who wants to hear their story so that's
48:04
been one of the most challenging things but it's a it's overall a very positive thing and I'm very excited about what it's going to bring to the series it's
48:10
kind of an Innovative method that we that we were trying out and but you know beyond that these are just these are
48:16
heavy subjects these are things that people are eager to talk about but it's it's hard you know it's hard to dig into
48:23
these things day after day and um you know to make people feel comfortable discussing them um it's it's
48:32
kind of hard to get people to be comfortable on camera when they're talking about nothing so getting them to
48:38
share these things uh can be challenging but again I think we're making great progress rod and I both have worked hard
48:43
at learning how to interview and learning how to make people feel comfortable so that's probably the most challenging thing is sort of the
48:49
language cultural barrier but there's other aspects of it too okay next
48:54
question Emily says my favorite question is are
49:02
you having fun directing this project Emily I'm so glad you asked yes I am I'm
49:08
having the time of my life I don't know that I've ever had more fun directing a project than when we were in Europe um I

49:15
will be honest these parts of this phase the kind of waiting phase there I am I'm
49:20
director Isaiah smallman these kind of waiting phases are difficult um I love
49:27
being on set I love being in kind of the hustle and getting new stuff um I am
49:34
very antsy to start editing I'm not going to promise that I'm editing it I
49:40
am an editor by trade so I'm I'm debating whether or not I'm gonna edit this but anyway
49:46
um I am ansy to start editing but you know the thing is is I I want to wait and
49:52
see what the story shapes into and I've got a I don't know it's long it's like a
49:58
30 page outline of what I think the story is going to be but I've made enough movies now that I know that it's
50:06
better to kind of just let the dust settle a little bit get a little distance from things find out what story
50:13
is kind of bubbling up to the surface and not impose your will on it all the time and so that's something I'm
50:19
really trying to do so the patience part is hard for me I am very excited to get back to your but no I'm having a fun fun
50:25
fun fun time and honestly part of it because I have such a great team like an awesome team I love everyone on the crew
50:32
I love our UPN our production manager I love our DP I love our other camera guy
50:38
I love Rod I love Dave who's our producer I love RJ who's our producer like honestly a lot of the stuff I've
50:46
made I've done a lot of these roles by myself not all of them but a lot and so
50:51
these waiting periods in between big production phases have been very difficult because it's a lot of me sitting around by myself and I don't
50:58
have Dave to call and say Dave we got to get back on the road what was you know what's gonna happen with this and he's
51:04

like it's all fine Z don't worry about it that's what happens now that that doesn't always happen sometimes it's
51:10
just me talking about rambling around in this office here just getting uh getting
51:16
overwhelmed so I am having an absolute blast and honestly I I've never made a thing where I get to connect with the
51:21
audience before it's made I it's an absolutely incredible experience I mean the last documentary I made um i' I've
51:29
gotten to share with a few audiences at festivals but um you know I've worked I I've been working on that thing for
51:34
going on four years and barely anyone's seen it because I haven't uh distributed yet and so it's and I have so much
51:42
energy when I come away from those conversations and so things like this like this live stream are such a great opportunity for me to get to connect
51:48
with people and I am just so grateful for that privilege but I mean what a cool thing I get to do I get to go to
51:53
Europe I get to interview these great Heroes um I get to tell a story I care about I
51:58
I I can't imagine anything that would be more fun than this so yes I'm absolutely having a blast okay next
52:08
question one more question I'm being told Perfect all right oh it came up and then
52:16
disappeared Katherine says what are the biggest challenges coming your way in the next stages of creating the series
52:21
great question biggest challenges uh other than the things that are kind of out of
52:26
our control you know like geopolitical craziness um biggest challenges
52:36
are well it's it's again it's this big unwieldy story and the beauty of this is that we
52:45
have absolutely no shortage not even close to a shortage of Amazing Stories
52:52
and amazing subjects and amazing his historical moments to dig into and amazing contemporary moments to dig into
52:59

every week something comes up in a news article or someone sends me something or Rod's having a discussion with somebody
53:05
about somebody who would be an amazing subject because they just recently got cancelled
53:10
unjustly or because they are being like we mentioned because they're being um
53:15
you know uh prosecuted for basically being a Christian you know that kind of thing
53:22
that's coming up a lot and so now part of the challenge is like how do we decide what's the most important thing
53:29
you know we're going to Romania Romania is a big place you know we're going to go to aod and Timmy shora uh which is
53:35
going to be really exciting it's kind of the the place where the revolution began we've got some really great connections there to some people who have been
53:41
running an orphanage um for a long time to sort of save kids out of the classic Romanian style horror orphanage um than
53:50
they've been there for a long time but but there's so many more stories in every country
53:55
has such a different story and such a different version of what totalitarianism looked like and how
54:01
they've recovered from it let alone every person within that country and so the biggest challenge we have right now
54:07
is deciding what's the most important Next Step not necessarily what's the most important Next
54:14
Step next next next step but the next step like immediately what what's going
54:19
to make not the cut but what's going to make the schedule it's very difficult to
54:25
de side because we are so blessed to have so many supportive subjects so many
54:31
um supportive uh Partners who are saying the here's another thing you could look
54:36
at and so as a director and as a producing team we we really have to we can't go everywhere I wish we could I
54:42
wish we could um spend three years filming and just make like a 20p part series but that's just not not realistic

54:49
so a lot of it the biggest challenge is just kind of smushing it all into uh a shootable schedule and a
54:56
cohesive story but um I thank you all so much for coming um Micah also let me
55:03
know that there was a question about um my my ghost horse shirt and I just wanted to say I don't know where you can
55:09
buy this ghost horse shirt it's a Wrangler brand I can tell you that but I bought it on a
55:15
porch there was a person selling clothes on their porch and I bought it from
55:22
their porch yes there we go danne says where did I buy the ghost short Dane you got
55:28
to find a porch in Chattanooga selling this and there was may have only ever been one this could be the only one of
55:35
these that actually exists I don't know for sure I don't have any evidence to the contrary though anyway on that note
55:43
I am so grateful for all of you for tuning in if you're catching this after the fact on YouTube or Facebook or
55:49
anywhere else um it's not too late to ask questions uh please go ahead and do that and go to angel.com back SL Liv
55:55
we've had a lot of people supporting just during this live stream um I'm overwhelmed by the support we've already
56:02
received in previous campaigns and I really think we can do even uh bigger numbers on this one because you know
56:09
thousand like I don't know how many thousands but
56:14
I want to say like we're getting close to double digits if not past of genuine
56:20
supporters uh financial and just in other areas and that is an amazing
56:25
number but we would just love to keep driving it up because um that's how we're going to yeah again kind of
56:31
survive no matter what happens uh and be able to bring this series to you no matter what takes place so we are so

56:37
grateful for your support angel.com backli go there now if you haven't already uh express your support and um
56:43
tell your friends we'll be putting out some new content follow us on Facebook that's a great way to stay in touch Instagram we're putting out lots of
56:50
great stuff and and like I said I'm really excited to start releasing some of this 16 millimeter film it's pretty cool and at some point soon I want to do
56:57
a little video if you're interested in kind of the behind the scenes stuff this is a little nerdy but I want to sort of show you how all the editing works and
57:03
all that kind of stuff I proba already mentioned that but anyway thank you guys so much and uh we'll be back soon with
57:10
more I remember standing on a street corner in Moscow talking to a white-haired elderly Russian Baptist
57:17
pastor a man whose father and the fathers of all the men in his community when they were little were taken away by
57:24
St and sent to Siberia he said go back to America and tell the church if you're
57:30
not prepared to suffer for your faith then your faith is worthless well what
57:35
did he mean by that through every generation of Christianity even today in
57:40
countries like Egypt in the Muslim world and in China Christians are suffering for their faith it is vital that we get
57:48
this eyewitness testimony on camera so people in our country will not forget
57:54
history that they'll know history and they'll learn from history so that we can build the resistance now while we
58:01
still have the freedom to do So eventually this whole system of Lies will fall apart but it will take longer
58:07
for it to fall apart if people are afraid to stand up for the truth people
58:13
are afraid to have the courage to resist to say you do to me whatever you can I
58:20
will not live by lives

58:47
[Music]

Disclosure: Live Not By Lies is “testing the waters” to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform. A prospective purchaser’s indication of interest is non-binding.

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| | **Testing the Waters Livestreams** | | **Transcripts** | |
| 2.22.2024 | https://www.youtube.com/wa | | https://docs.google.com/document/d/1YUE1v-PAR_rAAlHxSHqV7sC6Ywoc8M | |
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/mS4pAIrMjJ07A/edit

https://app.frame.io/reviews/79f4f74b-f5d5-4efb-8510-9c276dacd29d/24f3d746-2625-4ffa-844b-7ec4be2c20c3

00:02
Already people are beginning to forget about communism
00:05
They're beginning to forget about the victims of communism
00:07
Which now number we know about 100 million.
00:11
I mean there was no freedom. There was no free dom of speech, no freedom of religion, no freedom of thought.
00:16
People couldn't write a poem or a play or a story or conduct a scientific experiment without some censor first approving it.
00:26
All of that story has to be told.

Rod Dreher -
00:29
Back in 2014 I got a phone call from a physician at the Mayo Clinic who reached out and said, I need to tell a journalist what just happened.
00:36
He told me that his elderly mother who lives with him and his wife, had been raised in Czechoslovakia.
00:44
When communism came to power there after the Second World War the government told her to quit going to church.
00:50
She said, I'm not going to quit going to church.
00:53
They threw her in prison for four years and tortured her as a so-called Vatican spy.
00:58
She emigrated to America and started her life here.
01:01
Now she was telling her son, son, the things I see happening in America today remind me of what was happening in my own country when communism came.
01:10
Well, what was the old lady seeing?
01:12
She's seeing the effects of cancel culture.
01:14
She was seeing people facing the loss of job and the loss of their livelihood for getting on the wrong side of the politically correct.

01:22
People being afraid to speak their minds for fear of losing their job or being hounded out of polite society.
01:28
So over the next few years, if I would meet someone who had grown up under Soviet communism but came to America, I would put the question to them.
01:36
Are the things you're seeing happen in our country today in any way reminiscent of what you left behind?
01:44
Every single one of them said yes.

NEWS SEGMENT
01:46
In a new book, my next guest suggests that we may be heading down a dangerous path toward totalitarianism
01:53
Live Not By Lies.
01:55
A remarkable new book entitled Live Not By Lies.
01:57
Live Not By Lies
01:58
Live Not By Lies
02:00
Live Not By Lies
02:02
Live Not By Lies, inspired not least by the great Alexander Solzhenitsyn

ROD DREHER
02:08
I got the title for the book from an essay by Alexander Solzhenitsyn.
02:14
Solzhenitsyn is probably the greatest dissident to emerge out of the soviet world.
02:18
He wrote a book called The Gulag Archipelago
02:21
Which was a thick book that told the truth about a system of prison camps in the Soviet Union that the Soviets denied having.
02:31
The Soviets exiled him from the country.
02:32
They kicked him out in 1974.
02:35

Just before he was kicked out, he sent a short essay to all of his followers.
02:40
The name of the essay was Live Not By Lies
02:44
What he wanted his followers to do is simply to refuse to say that they believed things that they didn't believe
02:51
Because the whole communist system was built on lies.
02:55
Lies about human nature, lies about the way the world is.
03:00
And it can only be sustained when people are afraid to live in truth.

JORDAN PETERSON
03:05
Everybody in the Soviet system lied about everything to everyone all the time.
03:10
And so the whole system was set up and maintained because everyone lied.

THOMAS SOWELL
03:14
There are so many people
03:15
Among the intelligentsia, especially who are absolutely immune to facts.
03:19
It is as if it is as if they took their anti facts shots every every year
03:25
And the facts will just not affect them.

NEWS SEGMENT
03:27
They lied about Afghanistan, the patriot act
03:30
They shut down schools over COVID and then stole a bunch of pandemic relief for themselves.

ROD DREHER
03:34
We have to say that men can have babies
03:37
That men can be women and women can be men.
03:40
The woke fraternity present America as if it is an exceptionally racist society today
03:47
Women are so completely prejudiced against

03:51
That we basically all live in a Margaret Atwood novel
03:54
None of this is a fair estimation of the society
03:56
One of the things that disturbs me tremendously is about this enthusiasm for socialism at a time when people are literally starving in Venezuela, an oil rich country
04:08
Even when I was a Marxist, I had the same intellectual standards
04:10
Right
04:11
And that's what eventually led me away from it.
04:14
Yesterday I asked Chat GPT
04:16
Are there any similarities between today's woke revolution and Chairman Mao's cultural Revolution of the 1960's?
04:23
And it wrote back, how long do you have?
04:25
Refugees from the soviet system you talk to
04:28
When they watch the Woke Revolution under way in our country
04:31
What's their reaction to it?
04:33
They say it seems like old times
04:35
Because they have lived through this sort of things before.
04:37
Totalitarian governments try to take away cultural memory.
04:41
Which is to say that the memory of a people that tells them who they are.
04:45
We've seen this happen in our own country with statues taken down
04:49
When history suddenly becomes extremely contentious
04:52
The 1619 project that's falsifying American history
04:56
To demoralize Americans about our own country
04:59
Well, this is exactly what happened in totalitarian regimes.

05:03
When the Nazis invaded Poland
05:05
Their plan to crush the Polish nation involved destroying the Poles’ sense of themselves as a nation
05:10
And to destroy their religion, their Catholicism.
05:14
The Nazis knew that if they destroyed those two things
05:17
Then the Polish people were putty in their hands.
05:19
We have for so long thought that Christianity
05:22
Is all about taking suffering away
05:25
That’s just not true
05:26
Some of the more political churches whether they’re of the left or the right
05:29
Want us to believe that if we just get the right politicians in office, the right judges on the bench, everything’s going to be okay
05:38
This is a lie.
05:39
This is a lie that is paralyzing us while the storm is gathering outside.
05:46
People don’t take it seriously because they think of totalitarianism
05:50
And what comes to mind is George Orwell
05:52
What comes to mind is Stalin
05:55
Secret police, gulags, firing squads, things like that.
05:59
That’s not what we’re dealing with yet, at least.
06:02
In China they have what’s called a social credit system under which the Chinese government controls every Chinese citizen.
06:09
It has the computer power to track everybody’s movements all throughout the day.
06:14
If you meet with people the government considers to be antisocial
06:18

That is to say, Christians or dissidents
06:21
That is noted by the system and you get automatically a lower social credit rating.
06:26
Eventually, if you get a low enough social credit rating, you can't buy or sell or participate in the economy.
06:33
Now, that should send chills down the spine of every Christian who knows his or her bible
06:38 [Music]
06:40
Hannah Arendt was the great scholar of totalitarianism.
06:44
She was a survivor of Nazi Germany.
06:48
And after the war was over, she set out to figure out why it was that Germany and Russia both surrendered to Totalitarianism.
06:55
She said the number one factor that made totalitarianism possible in those countries
07:02
Was the people being separated from each other and feeling overwhelming loneliness.
07:07
And the U.S. Surgeon General issued a new advisory on loneliness
07:12
Loneliness is an epidemic
07:14
And it's only going to get worse in the metaverse which is more realistic fakery to keep the masses fat and happy and numb to the world that's spiraling around.
07:22
We know that communities that are more connected have lower levels of violence
07:26
They have higher economic prosperity, they're more resilient in the face of adversity, and they're more protected against division and polarization.
07:34
A second factor that makes us vulnerable to totalitarianism is the loss of faith in institutions
07:40
This was what happened in Russia before the communist revolution there and in pre Nazi Germany
07:46
And it's happening now in our country
07:48
A new survey from the Pew Research Center finds the nation increasingly distrustful of the federal government.
07:54

The findings released today show that about one quarter of Americans trust government to do the right thing
8:00
A whopping 73 percent do not.
08:03
Trust in our nation’s military is down to just 48 percent
08:06
I know that they’re lying to me
08:06
I know that they’re lying to to to the nation
08:13
Alexander Solzhenitsyn said that the line between good and evil does not pass between social classes or between you know races or anything else.
08:23
The line between good and evil passes right down the middle of every human heart.
08:33 [Music]
08:34
I remember standing on a street corner in Moscow talking to a white haired elderly Russian Baptist pastor
08:41
A man whose father, and the fathers of all the men in his community, when they were little were taken away by Stalin and sent to Siberia.
08:49
He said, Go back to America and tell the church
08:52
If you’re not prepared to suffer for your faith, then your faith is worthless.
08:57
What did he mean by that?
08:59
Christ himself suffered and died on a cross.
09:02
Through every generation of Christianity, even today in countries like Egypt, in the Muslim world and in China, Christians are suffering for their faith.
09:11
It is vital that we get this eyewitness testimony on camera so people in our country will not forget history but they’ll know history and learn from history
09:23
So that we can build the resistance now while we still have the freedom to do so.
09:28
We have the gift from almighty God of liberty and the resources to be able to come together, to study, to pray, and to get busy working to build our networks of resilience right now.
09:43
Eventually, this whole system of lies will fall apart.
09:46

But it will take longer for it to fall apart if people are afraid to stand up for the truth.
09:53
If people are afraid to have the courage to resist, to say, you can do to me whatever you can I will not live by lies.
10:03- 10:25 [Music]
10:25
Hi, my names Isaiah Smallman and I'm the director of the Live Not By Lies documentary series.
10:32
I'll be honest, when I first started getting involved with this project, I was hesitant to sign on.
10:36
I thought, what are people going to think of me when they see me attached to such a political project
10:41
And what if I take a stand on some of these big issues in public instead of just among my friends?
10:47
What if I get canceled?
10:48
What if this ends my career in Hollywood?
10:50
The more I thought about it, the more I realized that's exactly why I should take this project on.
10:54
Because right now, people are afraid to say what they think.
10:56
They're afraid to stand up for the truth.
10:59
And that's precisely why we need more people to do it and to pay the consequences of it.
11:03
Now, I was inspired by the stories in this book.
11:06
I was inspired by Rod for writing the book, and the rest of the team has pulled it together so far.
11:11
And I'm excited to bring these stories to you.
11:14
To amplify light in the darkness that's beginning to feel so oppressive to so many people.
11:18
So I hope you'll join us and support this project so that we can go around the world and document these important stories before they're lost forever.
11:26
And what if I get canceled?
11:28
Whatever. It'll be worth it.
11:31
I hope you'll join us and I'll see you soon.

11:33 [Music]